FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 23, 2017

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES S NON-CUMULATIVE PREFERENCE SHARES OF US$0.01 FOR THE THREE MONTHS TO 30 SEPTEMBER 2017

The Directors have declared the specified dividend on the undernoted Series of non-cumulative preference shares of US$0.01 each, which are represented by American Depositary Shares, for the three months to 30 September 2017. Unless otherwise resolved by the Board, the dividend will be paid on 29 September 2017 at the undernoted rate to holders on the register at the close of business on 14 September 2017.

Series	Dividend payable per share
Series S	US$0.4125

DIVIDEND ON SERIES U NON-CUMULATIVE PREFERENCE SHARES OF US$0.01 FOR THE SIX MONTHS TO 30 SEPTEMBER 2017

The Directors have declared the specified dividend on the undernoted Series of non-cumulative preference shares of US$0.01 each, for the six months to 30 September 2017. Unless otherwise resolved by the Board, the dividend will be paid on 29 September 2017 at the undernoted rate to holders on the register at the close of business on 14 September 2017.

Series	Dividend payable per share
Series U	US$3,820

DIVIDEND ON SERIES 1 NON-CUMULATIVE CONVERTIBLE PREFERENCE SHARES OF US$0.01 FOR THE SIX MONTHS TO 30 SEPTEMBER 2017

The Directors have declared the specified dividend on the undernoted series of non-cumulative convertible preference shares of US$0.01 each for the six months to 30 September 2017. Unless otherwise resolved by the Board, the dividend will be paid on 29 September 2017 at the undernoted rate to holders on the register at the close of business on 14 September 2017

Series	Dividend payable per share
Series 1	US$45.59

DIVIDEND ON SERIES 3 NON-CUMULATIVE PREFERENCE SHARES OF €0.01 FOR THE YEAR TO 30 SEPTEMBER 2017

The Directors have declared the specified dividend on the undernoted Series of non-cumulative preference shares of €0.01 each, for the year to 30 September 2017. Unless otherwise resolved by the Board, the dividend will be paid on 29 September 2017 at the undernoted rate to holders on the register at the close of business on 14 September 2017.

Series	Dividend payable per share
Series 3	€3,545.80

DIVIDEND ON SERIES 1 NON-CUMULATIVE PREFERENCE SHARES OF £1.00 FOR THE THREE MONTHS TO 30 SEPTEMBER 2017

The Directors have declared the specified dividend on the undernoted series of non-cumulative preference shares of £1.00 each for the three months to 30 September 2017. Unless otherwise resolved by the Board, the dividend will be paid on 29 September 2017 at the undernoted rate to holders on the register at the close of business on 14 September 2017.

Series	Dividend payable per share
Series 1	£6.65

23 August 2017

Legal Entity Identifier: 2138005O9XJIJN4JPN90

End

Date: 23 August 2017

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary